EXHIBIT 99.1

TSX: ERO
NYSE: ERO

January 24, 2022

Ero Copper Announces Offering of $400 Million of Senior Notes Due 2030

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce that it intends to offer $400 million of Senior Notes due 2030 (the "Notes"). The aggregate principal amount, interest rate and other terms of the Notes will be determined at pricing and are dependent upon market conditions and other factors.

The Notes will be unconditionally guaranteed on a senior unsecured basis by the Company's 99.6%-owned Mineração Caraíba S.A. subsidiary. The Company intends to use the net proceeds from this offering, together with cash on hand, to repay the outstanding balance under its senior secured revolving credit facility of approximately $50 million, for capital expenditures related to the construction of the Boa Esperança Project, which is expected to commence in Q2 2022 subject to receipt of approval by the Board of Directors of the Company, and for general corporate purposes. Conditioned on the successful closing of the proposed Notes offering, the Company expects to reduce the size of its senior secured revolving credit facility from $150 million to $75 million.

The Notes will be offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The Notes will be offered and sold in Canada on a private placement basis pursuant to certain prospectus exemptions.

The offer and sale of the Notes will not be registered under the Securities Act and the Notes may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell the Notes, nor shall there be any offer or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT ERO COPPER CORP

Ero Copper Corp, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil.

1	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking statements include, without limitation, statements with respect to the Company's intention to offer the Notes, subject to market and other conditions, the intended use of proceeds from the offering, and the Company's plans to reduce the size of its senior secured revolving credit facility to $75 million. These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable, are inherently subject to significant operational, business, economic, market and regulatory uncertainties and contingencies. These assumptions include the timing and success of the Notes offering.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the Company's AIF filed with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

2	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada